Exhibit 99.1

PRESS RELEASE

PicPay Appoints André Cazotto as Chief Financial Officer

SÃO PAULO -- Brazil, August 10, 2026 — PicPay (Nasdaq: PICS) today announced the appointment of André Cazotto as Chief Financial Officer, effective immediately. Cazotto, previously PicPay’s Executive Director of Investor Relations, M&A, and Strategy, succeeds Rodrigo Couto, who will serve as a Special Advisor to the company through the end of 2026 to ensure a seamless transition. In his new role as CFO, Cazotto will lead PicPay’s global financial operations while continuing to oversee Investor Relations, Strategy and M&A. He will continue to partner with Chief Executive Officer Eduardo Chedid and the PicPay leadership team to execute the company’s growth strategy.

Cazotto brings over twenty years of experience in the payment and financial services sector. Before joining PicPay in early 2021, he served as Investor Relations Officer at PagSeguro (PagBank), where he led the company’s IPO on the New York Stock Exchange, and previously held finance and treasury roles at Cielo for more than ten years. Since joining PicPay, he has played an essential role through a period of rapid growth, including execution of the Company’s Nasdaq IPO, leading the capital markets workstream and ongoing engagement with the investment community.

During his tenure as CFO, Couto played a key role in strengthening PicPay’s finance organization, enhancing financial processes and building robust capabilities across internal controls, accounting, enterprise risk management and capital management. He also led PicPay’s preparation for Sarbanes-Oxley (SOX) compliance and was instrumental in preparing PicPay for its successful initial public offering in January 2026 and supporting its transition to a public company.

“We are grateful to Rodrigo for his leadership and major contributions during a critical phase of PicPay’s evolution, including his role in strengthening the finance organization and supporting the Company through and beyond its IPO process,” said Eduardo Chedid, Chief Executive Officer of PicPay. “We are pleased that he will continue to support us as Special Advisor through year-end, ensuring a smooth transition”. “André is a proven capital markets executive who brings deep institutional knowledge of PicPay’s strategy and financial operations as well as strong relationships with our financial stakeholders. He is well positioned to lead our finance organization as we continue executing our long-term strategy.”

This transition does not change PicPay’s strategic priorities, operating model, capital allocation framework or approach to risk management. The Company reaffirms its confidence in delivering its previously issued second quarter 2026 guidance and will report financial results on August 24, 2026, after market close.

About PicPay

PicPay is one of the largest digital banks in Brazil by number of customers. The company operates a two-sided ecosystem, creating a bridge between consumers and businesses. PicPay offers a wide range of financial products and services—including digital wallet, credit cards, loans, investments, and insurance—for both individuals and businesses.

For more information, visit: https://investor.picpay.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s future financial and operating performance, business strategy, growth initiatives, market opportunities, product development, customer adoption, and management’s expectations and beliefs.

These statements are based on current assumptions and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ include, among others, economic and market conditions, competitive developments, regulatory changes, credit performance, technology and cybersecurity risks, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date of this release, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Contacts

Investors

IR@PicPay.com

Media USA

Buchanan-PicPay@bursonbuchanan.com

Media BR

imprensa@picpay.com